

Mail Stop 3561

November 7, 2017

Bob Shanks
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn Michigan 48126

> **Re:** **Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed on July 26, 2017**
> **File No. 001-03950**

Dear Mr. Shanks:

We have reviewed your September 29, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2017 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Notes to the Financial Statements
Note 3. Revenue, page 10

We have reviewed your response to prior comment 2. We note you provide other information outside your financial statements regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers, including but not limited to:

- Monthly sales reports which include unit sales by brand, by vehicle type, and between retail and fleet sales. These reports also include a discussion of underlying trends for key vehicles and some information on transaction prices.

- A Strategic Update given on October 3, 2017 which includes a discussion of plans to shift allocation of capital from cars to SUVs and trucks and to expand electric vehicles revenue opportunities.
- An earnings call on July 26, 2017 which includes a discussion of the strong performance of commercial vehicles as well as consumers moving away from passenger cars and into utilities and trucks and your increasing investments in these areas as a result.

Given the information cited above, it appears other information about your automotive segment's revenue (beyond geographical information) is used by the company and users of your financial statements to evaluate your financial performance or to make resource allocation decisions. In this regard, please tell us how you considered the presentation and use of such information pursuant to ASC 606-10-55-90(c) when determining the appropriate disaggregated revenue categories that depict how the nature, amount, timing and uncertainty of cash flows are affected by economic factors and in the context of meeting the overall disclosure objective of ASC 606-10-50-1.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure